As filed with the Securities and Exchange Commission on April 24, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

of

TRACTEBEL ENERGIA S.A.

(f/k/a CENTRAIS GERADORAS DO SUL DO BRASIL S.A. – GERASUL)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Robert M. Ellison, Esq. Shearman & Sterling LLP Av. Brig. Faria Lima, 3400 04538-132, São Paulo, Brazil +55 11 3702-2200

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Common Shares of Tractebel Energia S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$341.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16, 18 and 23
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 18 and 23
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8, 22 and 23
(x) Limitation upon the liability of the depositary	Articles number 14, 18 19 and 21
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of June 27, 2002, among Tractebel Energia S.A. (f/k/a Centrais Geradoras do Sul do Brasil S.A. – Gerasul), The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Letter agreement among Tractebel Energia S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 24, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for Common Shares of Tractebel Energia S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, TRACTEBEL ENERGIA S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Florianópolis, Brazil on April 24, 2013.

TRACTEBEL ENERGIA S.A.

By: /s/ Manoel Arlindo Zaroni Torres

Name: Manoel Arlindo Zaroni Torres

Title: Chief Executive Officer and Director

By: /s/ Eduardo Antonio Gori Sattamini

Name: Eduardo Antonio Gori Sattamini

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Manoel Arlindo Zaroni Torres and Eduardo Antonio Gori Sattamini, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 24, 2013.

/s/ Manoel Arlindo Zaroni Torres	/s/ Eduardo Antonio Gori Sattamini
Manoel Arlindo Zaroni Torres	Eduardo Antonio Gori Sattamini
Chief Executive Officer and Director	Chief Financial Officer

/s/ Edson Luiz da Silva	/s/ Maurício Stolle Bahr
Edson Luiz da Silva	Maurício Stolle Bahr
Controller	President of the Board of Directors

/s/ Jan Franciscus María Flachet
Jan Franciscus María Flachet	Dirk Achiel Marc Beeuwsaert
Vice president of the Board of Directors	Director

/s/ Luiz Antônio Barbosa
Luiz Antônio Barbosa	Guy Marie Numa Joseph Ghislain Richelle
Director	Director

/s/ Luiz Leonardo Cantidiano Varnieri Ribeiro	/s/ José Pais Rangel
Luiz Leonardo Cantidiano Varnieri Ribeiro	José Pais Rangel
Director	Director

Philip Gotsall Cox
Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on April 24, 2013.

Puglisi & Associates,

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director
For and on behalf of Puglisi & Associates the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of June 27, 2002, among Tractebel Energia S.A. (f/k/a Centrais Geradoras do Sul do Brasil S.A. – Gerasul), The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Tractebel Energia S.A. and The Bank of New York relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.